UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

Dollar Thrifty Automotive Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

       256743105

(CUSIP Number)

Edward Larmann

Senator Investment Group LP

1330 Avenue of the Americas, 26th Floor

New York, New York 10019

(212) 376-4300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

              April 26, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 11 Pages

CUSIP No. 256743105	Page 2 of 6 Pages

1	Name of Reporting Person

Senator Investment Group LP

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]
3	SEC Use Only
4	Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		2,250,000
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 2,250,000
	10	Shared Dispositive Power
		0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,250,000

12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[  ]

13	Percent of Class Represented By Amount in Row (11)

7.86%

14	Type of Reporting Person (See Instructions)

IA

CUSIP No. 256743105	Page 3 of 6 Pages

Item 1.	Security and Issuer.
                                This Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5330 East 31st Street, Tulsa, Oklahoma 74135.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed on behalf of Senator Investment Group LP, a Delaware limited partnership (the “Reporting Person”). Senator is an investment manager and an investment adviser to certain private investment funds. The address of Senator is 1330 Avenue of the Americas, 26th Floor, New York, NY 10019.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares were acquired by a private investment fund for which Senator acts as an investment adviser. The source of funds for the purchase transactions was the working capital of the private investment fund. The total purchase price for all Shares held by the private investment fund for which Senator acts as an investment adviser was $95,746,807.52.

Item 4.	Purpose of Transaction.

The Shares were acquired for investment purposes. In pursuing its business, the Reporting Person continuously analyzes investment opportunities associated with various companies, including the Issuer. Such analysis may involve discussions with the management of such companies, the Reporting Person may hold discussions with management of the Issuer which may relate to one or more of the transactions specified in subparagraphs (a) – (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as selling all or a portion of the Issuer and evaluating the relative attractiveness for shareholders of any such offers. The Reporting Person reserves the right, at any time, to change its plans or intentions and to take or refrain from taking any and all of the above actions or any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As of April 12, 2010, the number of Shares outstanding was 28,629,652 according to the Issuer’s Form 14-A filed on April 27, 2010. As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,250,000 Shares (approximately 7.86% of the total number of Shares outstanding). The reporting person disclaims beneficial ownership of the securities included in this Schedule 13D and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 13D or any other purpose. The Reporting Persons has sole power to vote and sole power to dispose of the 2,250,000 Shares.

CUSIP No. 256743105	Page 4 of 6 Pages

(c)        Except as set forth on Exhibit A attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Person.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Transactions in the Shares effected in the past 60 days

CUSIP No. 256743105	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 29, 2010	SENATOR INVESTMENT GROUP LP
By:	/s/ Edward Larmann
Name:	Edward Larmann
Title:	Chief Financial Officer

CUSIP No. 256743105	Page 6 of 6 Pages

EXHIBIT A

Transactions in the Shares of Dollar Thrifty Automotive Group, Inc. effected in the past 60 days

For the Account of	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Senator Global Opportunity Master Fund L.P.	4/26/2010	Open Market Purchase	150,000	$41.48
Senator Global Opportunity Master Fund L.P.	4/26/2010	Open Market Purchase	250,000	$41.74
Senator Global Opportunity Master Fund L.P.	4/26/2010	Open Market Purchase	669,386	$42.26
Senator Global Opportunity Master Fund L.P.	4/26/2010	Open Market Purchase	188,700	$42.28
Senator Global Opportunity Master Fund L.P.	4/26/2010	Open Market Purchase	176,914	$42.44
Senator Global Opportunity Master Fund L.P.	4/26/2010	Open Market Purchase	65,000	$43.18
Senator Global Opportunity Master Fund L.P.	4/26/2010	Open Market Purchase	250,000	$43.19
Senator Global Opportunity Master Fund L.P.	4/28/2010	Open Market Purchase	200,000	$43.16
Senator Global Opportunity Master Fund L.P.	4/28/2010	Open Market Purchase	50,000	$43.14
Senator Global Opportunity Master Fund L.P.	4/29/2010	Open Market Purchase	200	$43.33
Senator Global Opportunity Master Fund L.P.	4/29/2010	Open Market Purchase	1,000	$43.40
Senator Global Opportunity Master Fund L.P.	4/29/2010	Open Market Purchase	5,050	$43.91
Senator Global Opportunity Master Fund L.P.	4/29/2010	Open Market Purchase	25,250	$43.29
Senator Global Opportunity Master Fund L.P.	4/29/2010	Open Market Purchase	218,500	$43.73